Exhibit 99.2

REPORT ON VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the voting results on the items of business submitted at the Annual General Meeting of Shareholders (the “Meeting”) of Ero Copper Corp. (“Ero” or the “Company”) held on April 24, 2024 in Vancouver, British Columbia. Each item of business voted upon at the Meeting is described in detail in the Management Information Circular dated March 7, 2024 (the “Circular”), which is available on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov).

Common Shares represented at the Meeting:	93,474,205
Total issued and outstanding Common Shares as at March 5, 2024 (Record Date):	102,759,852
Percentage of issued and outstanding Common Shares represented:	90.96%

1.	Set the Number of Directors at Ten

The setting of the number of directors at ten was approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
93,462,933	11,272	99.99%	0.01%

2.	Election of Directors

Each of the ten nominees in the Circular were re-elected as directors of the Company for the ensuing year, and the outcome of the vote by ballot was as follows:

Director Nominee	Number of Common Shares Voted		Percentage of Votes Cast
	For	Withheld	For	Withheld
Christopher Noel Dunn	80,016,330	1,122,635	98.62%	1.38%
David Strang	81,120,943	18,022	99.98%	0.02%
Jill Angevine	80,792,549	346,416	99.57%	0.43%
Lyle Braaten	80,945,359	193,606	99.76%	0.24%
Steven Busby	80,549,424	589,541	99.27%	0.73%
Dr. Sally Eyre	80,806,488	332,477	99.59%	0.41%
Robert Getz	80,578,444	560,521	99.31%	0.69%
Chantal Gosselin	81,055,224	83,741	99.90%	0.10%
Faheem Tejani	81,121,846	17,119	99.98%	0.02%
John Wright	81,022,538	116,427	99.86%	0.14%

3.	Appointment of Auditor

KPMG LLP, Chartered Professional Accountants, was re-appointed as the auditor of the Company for the ensuing year, and the directors of the Company were authorized to fix the remuneration to be paid to the auditor, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Withheld	For	Withheld
93,423,039	51,163	99.95%	0.05%

Ero Copper Corp

625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

4.	Advisory Vote on Executive Compensation

The non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular was approved, and the outcome of the vote by ballot was as follows:

Number of Common Shares Voted		Percentage of Votes Cast
For	Against	For	Against
80,364,285	774,680	99.05%	0.95%

Dated this 24th day of April, 2024.

ERO COPPER CORP.

“Deepk Hundal”

Deepk Hundal
SVP, General Counsel and Corporate Secretary

2

Ero Copper Corp

625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada